Filed by Granite Ridge Resources, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Granite Ridge Resources, Inc.

Commission File No. 333-264986

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 20, 2022

EXECUTIVE NETWORK PARTNERING CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-39521	85-1669324
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

137 Newbury Street, 7th Floor Boston, Massachusetts	02116
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (857) 362-9205

Not Applicable

(Former Name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
CAPS™, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant	ENPC.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	ENPC	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	ENPC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07	Submission of Matters to a Vote of Security Holders

On October 20, 2022, Executive Network Partnering Corporation (“ENPC”) held a special meeting of its stockholders (the “Special Meeting”), at which holders of 30,908,389 shares of ENPC’s Class A common stock (“Class A Common Stock”), par value $0.0001 per share, 300,000 shares of ENPC’s Class B common stock (“Class B Common Stock”), par value $0.0001 per share, and 828,000 shares of ENPC’s Class F common stock (“Class F Common Stock”), par value $0.0001 per share, were present in person or by proxy, collectively representing 78.9% of the voting power of ENPC’s outstanding voting capital stock as of the date of the Special Meeting, and constituting a quorum for the transaction of business at the Special Meeting. The proposals listed below are described in more detail in the definitive proxy statement of ENPC which was filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2022 (the “Proxy Statement”). A summary of the voting results at the Special Meeting is set forth below:

The stockholders approved the Business Combination Proposal, each of the Charter Proposals and the Incentive Plan Proposal (each as defined in the Proxy Statement). As set forth in the Proxy Statement, the Adjournment Proposal (as defined in the Proxy Statement) would only be presented to stockholders, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting. As each of the other Proxy Statement proposals passed, there was no need to present the Adjournment Proposal to the stockholders.

The voting results for each proposal were as follows:

Proposal No. 1—The Business Combination Proposal:

Class A Common Stock Votes For	Class A Common Stock Votes Against	Class A Common Stock Abstentions	Broker Non- Votes
26,626,658	2,938,761	1,018,787	323,980

Class B Common Stock Votes For	Class B Common Stock Votes Against	Class B Common Stock Abstentions	Broker Non- Votes
300,000	0	0	0

Class F Common Stock Votes For	Class F Common Stock Votes Against	Class F Common Stock Abstentions	Broker Non- Votes
828,000	0	0	0

Proposal No. 2—The Charter Proposals—Proposal A:

Class A Common Stock Votes For	Class A Common Stock Votes Against	Class A Common Stock Abstentions	Broker Non- Votes
22,622,921	4,236,304	4,049,164	0

Class B Common Stock Votes For	Class B Common Stock Votes Against	Class B Common Stock Abstentions	Broker Non- Votes
300,000	0	0	0

Class F Common Stock Votes For	Class F Common Stock Votes Against	Class F Common Stock Abstentions	Broker Non- Votes
828,000	0	0	0

Proposal No. 2—The Charter Proposals—Proposal B:

Class A Common Stock Votes For	Class A Common Stock Votes Against	Class A Common Stock Abstentions	Broker Non- Votes
22,298,713	4,236,314	4,049,179	323,980

Class B Common Stock Votes For	Class B Common Stock Votes Against	Class B Common Stock Abstentions	Broker Non- Votes
300,000	0	0	0

Class F Common Stock Votes For	Class F Common Stock Votes Against	Class F Common Stock Abstentions	Broker Non- Votes
828,000	0	0	0

Proposal No. 2—The Charter Proposals—Proposal C:

Class A Common Stock Votes For	Class A Common Stock Votes Against	Class A Common Stock Abstentions	Broker Non- Votes
22,295,409	4,239,418	4,049,179	323,980

Class B Common Stock Votes For	Class B Common Stock Votes Against	Class B Common Stock Abstentions	Broker Non- Votes
300,000	0	0	0

Class F Common Stock Votes For	Class F Common Stock Votes Against	Class F Common Stock Abstentions	Broker Non- Votes
828,000	0	0	0

Proposal No. 3—The Incentive Plan Proposal:

Class A Common Stock Votes For	Class A Common Stock Votes Against	Class A Common Stock Abstentions	Broker Non- Votes
25,325,451	4,239,768	1,018,787	323,980

Class B Common Stock Votes For	Class B Common Stock Votes Against	Class B Common Stock Abstentions	Broker Non- Votes
300,000	0	0	0

Class F Common Stock Votes For	Class F Common Stock Votes Against	Class F Common Stock Abstentions	Broker Non- Votes
828,000	0	0	0

Based on the results of the Special Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement, the transactions (the “Transactions”) contemplated by that certain Business Combination Agreement, dated as of May 16, 2022, by and among ENPC, Granite Ridge Resources, Inc., a Delaware corporation (“Granite Ridge”), ENPC Merger Sub, Inc., a Delaware corporation, GREP Merger Sub, LLC, a Delaware limited liability company, and GREP Holdings, LLC, a Delaware limited liability company, including the proposed business combination (the “Business Combination”) by and among ENPC, Granite Ridge, ENPC Merger Sub, Inc., a Delaware corporation, GREP Merger Sub, LLC and GREP Holdings, LLC, are expected to be consummated upon satisfaction of all closing conditions. Following the consummation of the Transactions, the common stock and warrants of Granite Ridge are expected to begin trading on the New York Stock Exchange (“NYSE”) under the symbols “GRNT” and “GRNT WS,” respectively.

Item 8.01	Other Events

In connection with the Business Combination, holders of 39,343,496 shares of Class A Common Stock exercised their right to redeem their shares for cash at a redemption price of approximately $10.00 per share, for an aggregate redemption amount of approximately $393.4 million.

Important Information and Where to Find It

In connection with the Business Combination, ENPC and Granite Ridge have filed with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which includes the Proxy Statement and prospectus with respect to the Special Meeting. The Registration Statement was declared effective by the SEC on September 28, 2022. This document does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.

INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED, OR WILL BE FILED, WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ENPC, GRANITE RIDGE, THE BUSINESS COMBINATION AND RELATED MATTERS.

Stockholders are also be able to obtain copies of the Proxy Statement and other documents filed, or that will be filed, with the SEC, free of charge, by ENPC and Granite Ridge through the website maintained by the SEC at www.sec.gov, or by directing a request to ENPC, 137 Newbury Street, 17th Floor, Boston, Massachusetts 02116.

Participants in the Solicitation

ENPC, Granite Ridge, Grey Rock (as such term is defined in the Proxy Statement) and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of ENPC stockholders in connection with the Business Combination. ENPC stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ENPC, and a description of their interests in the Proxy Statement, in ENPC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022 and is available free of charge at the SEC’s web site at www.sec.gov, and in ENPC’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ENPC stockholders in connection with the Business Combination and other matters to be voted upon at the Special Meeting is set forth in the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the Registration Statement. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This Current Report includes certain statements that may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and other similar words and expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Current Report may include, for example, statements about the future financial performance of Granite Ridge following the Business Combination; the timing and ability to close the Business Combination; changes in the Grey Rock Funds’ (as such term is defined in the Proxy Statement) or Granite Ridge’s strategy, future operations (including operations by the operators drilling the assets of the Grey Rock Funds or Granite Ridge), financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on information available as of the date of this Current Report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Grey Rock Funds’, ENPC’s or Granite Ridge’s views as of any subsequent date, and none of the Grey Rock Funds, ENPC or Granite Ridge undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, the Grey Rock Funds’ and Granite Ridge’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to close the Business Combination; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the Business Combination; (iii) the outcome of any legal proceedings that may be instituted against ENPC, the Grey Rock Funds, Granite Ridge or others following closing of the Business Combination; (iv) Granite Ridge’s success in retaining or recruiting, or changes required with regards to, its officers, key employees or directors following the Business Combination; (v) Granite Ridge’s ability to obtain the listing of its common stock and warrants on NYSE following the Business Combination; (vi) the risk that the Business Combination disrupts current plans and operations of the Grey Rock Funds as a result of the consummation of the Business Combination; (viii) the ability to recognize the anticipated benefits of the Business Combination; (ix) unexpected costs related to the Business Combination; (x) the amount of any redemptions by ENPC’s public stockholders being greater than expected; (xi) the management and board composition of Granite Ridge following the Business Combination; (xii) limited liquidity and trading of Granite Ridge’s securities; (xiii) the use of proceeds not held in ENPC’s trust account or available from interest income on the trust account balance; (xiv) geopolitical risk and changes in applicable laws or regulations; (xv) the possibility that the Grey Rock Funds, ENPC or Granite Ridge may be adversely affected by other economic, business, and/or competitive factors; (xvi) operational risk; (xvii) the possibility that the COVID-19 pandemic, or another major disease, disrupts the Grey Rock Funds’ business; (xviii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Grey Rock Funds’ resources; and (xix) the risks that the consummation of the Business Combination is substantially delayed or does not occur.

No Offer or Solicitation

This Current Report relates to the Business Combination between the Grey Rock Funds and ENPC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 20, 2022

EXECUTIVE NETWORK PARTNERING CORPORATION

By:	/s/ Alex J. Dunn
Name:	Alex J. Dunn
Title:	Chief Executive Officer